UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.  )*

Sajan, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

79379T 103

(CUSIP Number)

Angel Zimmerman

625 Whitetail Blvd.

River Falls, WI 54022

 Telephone: (715) 426-9505

With a copy to:

 JC Anderson, Esq.

Doug Ramler, Esq.

 Gray Plant Mooty

 500 IDS Center

80 South Eighth Street

 Minneapolis, MN 55402

 Telephone: (612) 632-3002

(Name, Address and Telephone Number of Person Authorized to

 Receive Notices and Communications)

February 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	79379T 103

1	NAMES OF REPORTING PERSONS Angel Zimmerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

2,618,437 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

2,618,437 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,618,437 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	79379T 103

Item 1.   Security and Issuer.

Angel Zimmerman (the “Reporting Person”) is filing this statement on Schedule 13D with respect to shares of common stock, par value $0.01 per share, of Sajan, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 625 Whitetail Blvd., River Falls, WI 54022.

Item 2.   Identity and Background.

1)	(a)	Angel Zimmerman

	(b)	Address:	625 Whitetail Blvd.
River Falls, WI 54022

	(c)	Principal Business:	Chief Operating Officer and a Director of the Issuer

	(f)	Citizenship:	United States

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of shares of common stock on February 23, 2010 in connection with the merger (the “Merger”) of Sajan, Inc., (“Sajan”) a privately held Minnesota corporation, with and into Garuda Acquisition, LLC (the “Sub”), now a wholly owned subsidiary of the Issuer.  In the Merger, each issued and outstanding share of common stock of Sajan was converted into the right to receive 1.225 shares of Common Stock.  The Reporting Person received 2,618,437 shares of Common Stock in exchange for the 2,137,500 shares of Sajan common stock beneficially owned by the Reporting Person immediately before the effective time of the Merger.

Item 4.   Purpose of Transaction.

The information contained under Item 3 above and Item 6 below is incorporated by reference in this Item 4.

Effective February 23, 2010, Sajan, Inc., a privately held Minnesota corporation, was merged with and into Garuda Acquisition, LLC (the “Sub”), now a wholly owned subsidiary of Sajan, Inc. (f/k/a MathStar, Inc.) (the “Merger”).  The Sub survived the merger as a wholly owned subsidiary.  Subsequent to the consummation of the Merger, Garuda changed its name to Sajan, LLC.  Effective February 26, 2010, the Issuer merged Sajan, Inc. a wholly owned subsidiary that was newly organized as a Delaware corporation, with and into the Issuer, to effect the change of the Issuer’s legal name to “Sajan, Inc.”  As a result of the Merger, each share of Sajan common stock automatically converted into the right to receive 1.225 shares of common stock (“Shares”) of the Issuer.  The Reporting Person, as a shareholder of Sajan, received Shares of the Issuer in the Merger.

Prior to the Merger, Angel Zimmerman was President, Chief Operating Officer, Treasurer and Director of Sajan, and at the closing of the Merger, was named Chief Operating Officer of the Issuer.

The Reporting Person currently serves on the board of directors and as an officer of the Issuer.  As a director and officer, the Reporting Person may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of this Item 4 to Schedule 13D.

Item 5.   Interests in Securities of the Issuer.

(a) The following list sets forth the aggregate number and percentage (based on 16,009,331 shares of Common Stock outstanding as reported in the Issuer’s Form 8-K, dated February 19, 2010) of outstanding shares of Common Stock owned beneficially by the Reporting Person, as of February 23, 2010:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned

Angel Zimmerman	2,618,437 Shares	16.4%

(b) The Reporting Person has the sole power to vote or to direct the voting of 2,618,437 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of Common Stock, representing approximately 16.4% of the outstanding shares of Common Stock.  For purposes of calculating the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 16,009,331, based on information obtained from the Issuer.

(c) The only transaction in the Issuer’s Common Stock that was effected by the Reporting Person is that described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 8, 2010, the Issuer entered into the Merger Agreement, described in Item 4, governing the terms of the Merger.  In connection with the execution of the Merger Agreement, the Issuer entered into lock-up agreements with certain of its shareholders, including the Reporting Person, pursuant to which the Reporting Person agreed to not sell, assign, transfer, or encumber any of the Issuer’s Common Stock, without the consent of the Issuer, until February 22, 2011.

Item 7.   Material to be Filed as Exhibits.

(a)

Agreement and Plan of Merger, dated as of January 8, 2010, by and among MathStar, Inc., Garuda Acquisition, LLC, Sajan, Inc and Thomas Magne, solely in his capacity as agent for the holders of common stock of Sajan, Inc. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2010).

(b)	Form of Lock-Up Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2010).

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated:  March 4, 2010

/s/ Angel Zimmerman
Angel Zimmerman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).